UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6) *

ALICO, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

016230 10-4

(CUSIP Number)

Remy W. Trafelet

c/o 734 Investors, LLC

410 Park Avenue, 17th Floor

New York, New York 10022

(212) 201-7800

with a copy to:

Diana L. Hayes, Esq.

Trenam, Kemker, Scharf, Barkin, Frye, O’Neill & Mullis, P.A.

2700 Bank of America Plaza

Tampa, Florida 33602

(813) 227-7433

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 3, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON 734 Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,200,405 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,200,405 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,200,405 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.97% (2)
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)

Includes 20,000 shares of Common Stock owned by George R. Brokaw. Mr. Brokaw has entered into an agreement with 734 Investors, LLC to vote these 20,000 shares as directed by 734 Investors, LLC. The agreement also restricts Mr. Brokaw’s ability to sell these 20,000 shares except pro rata with sales by 734 Investors, LLC. 734 Investors, LLC disclaims beneficial ownership of these shares except to the extent of its pecuniary interest therein.

(2)

The percentage of shares of Common Stock was determined using a denominator of 7,447,723 shares of Common Stock outstanding calculated on the basis of 8,199,957 shares of Common Stock outstanding as of August 31, 2018, as per the Issuer’s Schedule TO, filed September 5, 2018, minus the 752,234 shares of Common Stock accepted for repurchase pursuant to the tender offer, as disclosed in the Amendment No. 3 to Schedule TO filed by the Issuer on October 9, 2018.

1	NAME OF REPORTING PERSON 734 Agriculture, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,200,405 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,200,405 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,200,405 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.97% (2)
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)

All of these shares of Common Stock may be deemed to be beneficially owned by 734 Agriculture, LLC solely in its capacity as the managing member of 734 Investors, LLC. 734 Agriculture, LLC disclaims beneficial ownership except to the extent of its pecuniary interest therein. Includes 20,000 shares of Common Stock owned by George R. Brokaw. Mr. Brokaw has entered into an agreement with 734 Investors, LLC to vote these 20,000 shares as directed by 734 Investors, LLC. 734 Agriculture, LLC disclaims beneficial ownership of these shares except to the extent of its pecuniary interest therein.

(2)

The percentage of shares of Common Stock was determined using a denominator of 7,447,723 shares of Common Stock outstanding calculated on the basis of 8,199,957 shares of Common Stock outstanding as of August 31, 2018, as per the Issuer’s Schedule TO, filed September 5, 2018, minus the 752,234 shares of Common Stock accepted for repurchase pursuant to the tender offer, as disclosed in the Amendment No. 3 to Schedule TO filed by the Issuer on October 9, 2018.

1	NAME OF REPORTING PERSON Remy W. Trafelet
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 723,673 (1)
	8	SHARED VOTING POWER 3,548,397 (2)
	9	SOLE DISPOSITIVE POWER 723,673 (1)
	10	SHARED DISPOSITIVE POWER 3,548,397 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,272,070 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.36% (3)
14	TYPE OF REPORTING PERSON IN

(1)

350,972 of these shares of Common Stock are held by a limited liability company of which Mr. Trafelet is the sole owner. Mr. Trafelet disclaims beneficial ownership of the shares held by such limited liability company except to the extent of his pecuniary interest therein.

(2)

3,200,405 of these shares of Common Stock may be deemed to be beneficially owned by Mr. Trafelet solely in his capacity as one of two controlling persons of 734 Agriculture, LLC. Mr. Trafelet disclaims beneficial ownership of any shares of Common Stock held by 734 Investors, LLC and 734 Agriculture, LLC except to the extent of his pecuniary interest therein. The beneficial ownership numbers for Mr. Trafelet also include 347,992 shares held in accounts (including third-party accounts) of which Mr. Trafelet may be considered to be the indirect beneficial owner by virtue of his position with Trafelet Brokaw Capital Management, L.P. (“TBCM”), which manages such accounts. Mr. Trafelet disclaims beneficial ownership of such shares of Common Stock except to the extent of his pecuniary interest therein.

(3)

The percentage of shares of Common Stock was determined using a denominator of 7,447,723 shares of Common Stock outstanding calculated on the basis of 8,199,957 shares of Common Stock outstanding as of August 31, 2018, as per the Issuer’s Schedule TO, filed September 5, 2018, minus the 752,234 shares of Common Stock accepted for repurchase pursuant to the tender offer, as disclosed in the Amendment No. 3 to Schedule TO filed by the Issuer on October 9, 2018.

1	NAME OF REPORTING PERSON George R. Brokaw
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 118,093
	8	SHARED VOTING POWER 3,471,287 (1)
	9	SOLE DISPOSITIVE POWER 118,093
	10	SHARED DISPOSITIVE POWER 3,471,287 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,589,380 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.19% (2)
14	TYPE OF REPORTING PERSON IN

(1)

Of these shares of Common Stock, 20,000 shares are held directly by Mr. Brokaw and 3,180,405 of these shares of Common Stock may be deemed to be beneficially owned by Mr. Brokaw solely in his capacity as one of two controlling persons of 734 Agriculture, LLC. Mr. Brokaw disclaims beneficial ownership of any shares of Common Stock held by 734 Investors, LLC and 734 Agriculture, LLC except to the extent of his pecuniary interest therein. Mr. Brokaw has entered into an agreement with 734 Investors, LLC to vote 20,000 of his shares, which he acquired at the time that 734 Investors, LLC acquired its shares of the Issuer, as directed by 734 Investors, LLC. The agreement also restricts Mr. Brokaw’s ability to sell these 20,000 shares except pro rata with sales by 734 Investors, LLC. The beneficial ownership numbers for Mr. Brokaw also include 270,882 held in accounts (including third-party accounts) of which Mr. Brokaw may be considered to be the indirect beneficial owner by virtue of his position with TBCM, which manages such accounts. Mr. Brokaw disclaims beneficial ownership of such shares of Common Stock except to the extent of his pecuniary interest therein.

(2)

The percentage of shares of Common Stock was determined using a denominator of 7,447,723 shares of Common Stock outstanding calculated on the basis of 8,199,957 shares of Common Stock outstanding as of August 31, 2018, as per the Issuer’s Schedule TO, filed September 5, 2018, minus the 752,234 shares of Common Stock accepted for repurchase pursuant to the tender offer, as disclosed in the Amendment No. 3 to Schedule TO filed by the Issuer on October 9, 2018.

Introduction.

This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on November 29, 2013, as amended by Amendment No. 1 filed with the SEC on December 8, 2014, Amendment No. 2 filed with the SEC on January 16, 2015, Amendment No. 3 filed with the SEC on March 3, 2015, Amendment No. 4 filed with the SEC on March 30, 2015 and Amendment No. 5 filed with the SEC on August 27, 2015 by 734 Investors, LLC, a Delaware limited liability company (“734 Investors”), 734 Agriculture, LLC, a Delaware limited liability company (“734 Agriculture”), Remy W. Trafelet and George R. Brokaw (as amended, the “Schedule 13D”). Except as indicated in this Amendment No. 6, all other information set forth in the Schedule 13D remains unchanged and capitalized terms used herein which are not defined herein have the same meanings set forth in the Schedule 13D.

Item 2. Identity and Background.

Item 2(b) –(c) of the Schedule 13D is hereby amended and restated as follows:

734 Investors is a Delaware limited liability company, the principal purpose of which is to hold shares of the Common Stock.

734 Agriculture is a Delaware limited liability company, the principal purpose of which is to be the managing member of 734 Investors.

Messrs. Trafelet and Brokaw are the managers of 734 Agriculture and serve as members of the board of directors of the Issuer (the “Board”).

The present principal occupation of Mr. Brokaw is a private investor and Executive Vice Chairman of the Issuer. The present principal occupation of Mr. Trafelet is President and Chief Executive Officer of Trafelet Brokaw & Co., LLC, and President and Chief Executive Officer of the Issuer. The principal business of Trafelet Brokaw & Co., LLC is private investment management.

The principal place of business address of each of the Reporting Persons is 410 Park Avenue, 17th Floor, New York, New York, 10022.

Item 4. Purpose of Transaction.

This Amendment No. 6 reports (i) the disposition by the Reporting Persons of shares of the Common Stock of the Issuer pursuant to the Issuer’s tender offer which closed on October 3, 2018, with shares purchased and consideration paid on October 9, 2018, and (ii) increases in Messrs. Trafelet and Brokaw’s respective beneficial ownership of the Issuer since the filing of Amendment No. 5.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

The Issuer filed Amendment No. 3 to its Tender Offer Statement on Schedule TO with the SEC on October 9, 2018 announcing the final results of the Issuer’s tender offer (the “Tender Offer”). On October 9, 2018, the Issuer accepted for purchase, at a price of $34.00 per share, an aggregate of 752,234 shares of the Common Stock of the Issuer that were validly tendered and not withdrawn in the Tender Offer. Because the Tender Offer was oversubscribed, the number of shares of Common Stock of the Issuer accepted for purchase by the Issuer from each tendering stockholder was prorated, at a proration factor of approximately 14.17%. The shares of Common Stock of the Issuer accepted for purchase by the Issuer included 525,052 shares of Common Stock tendered by 734 Investors.

As disclosed in the Issuer’s Offer to Purchase attached to the Issuer’s Schedule TO filed with the SEC on September 5, 2018, as amended, 734 Investors and 734 Agriculture, in addition to having sold shares of Common Stock to the Issuer in the Tender Offer, reserves the right to privately negotiate the repurchase by the Issuer of an additional portion of their Common Stock after the date of this filing to help fund a one-time debt obligation of 734 Investors and 734

Agriculture. Any such privately-negotiated repurchase of any Common Stock held by 734 Investors and 734 Agriculture after the date of this filing may occur on terms more or less favorable than the terms of purchase in the Tender Offer, or at a per share price greater or less than the purchase price in the Tender Offer. However, there is currently no agreement between 734 Investors and 734 Agriculture, on the one hand, and the Issuer, on the other hand, related to such additional repurchase.

In addition, as previously disclosed on the applicable Reporting Persons’ respective Form 4s, (i) on December 31, 2016, Mr. Brokaw was granted a stock option to purchase 225,000 shares of Common Stock of the Issuer at an exercise price of $27.15 per share, pursuant to a nonqualified option agreement (the “Brokaw December Option Agreement”) issued under the Issuer’s Stock Incentive Plan of 2015, of which options to purchase 187,500 have been subsequently forfeited, leaving options to purchase 37,500 shares of Common Stock (the “Brokaw December Options”), (ii) on December 31, 2016, Mr. Trafelet was granted a stock option to purchase 300,000 shares of Common Stock of the Issuer at an exercise price of $27.15 per share, pursuant to nonqualified option agreement (the “Trafelet December Option Agreement”) issued under the Issuer’s Stock Incentive Plan of 2015 (the “Trafelet December Options,” and together with the Brokaw December Options, the “December Options”), and (iii) on September 4, 2018, Mr. Trafelet was granted a stock option to purchase 210,000 shares of Common Stock of the Issuer at an exercise price of $33.60 per share, pursuant to a nonqualified option agreement (the “Trafelet September Option Agreement,” and collectively with the Brokaw December Option Agreement and Trafelet December Option Agreement, the “Stock Option Agreements”) issued under the Issuer’s Stock Incentive Plan of 2015 (the “September Options”).

The December Options and the September Options vest (subject to terms in the applicable Stock Option Agreements as to the respective term of the option, continued employment and accelerated vesting) only if certain respective specified trading price thresholds for the Issuer’s Common Stock are achieved over a consecutive 20-day trading period within the respective term of the option. The specific trading price thresholds, vesting schedules and other terms of the December Options and September Options are set forth in the full Stock Option Agreements, which are incorporated hereto by reference to the Stock Option Agreements attached as Exhibits 2, 3, and 4 to this Amendment No. 6.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a), (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 6 are incorporated herein by reference. None of the December Options or September Options are currently exercisable within 60 days of the date of this Amendment No. 6 and therefore the underlying shares of Common Stock are not deemed to be beneficially owned by the Reporting Persons under Rule 13d-3 of the Act as of the date of this Amendment No. 6.

(c)

Disposition pursuant to the Issuer Tender Offer. As described in Item 4 above, on October 9, 2018, 734 Investors sold 525,052 shares of Common Stock of the Issuer to the Issuer in accordance with the Tender Offer, and 734 Investors received $17,851,768.00 in the aggregate for such shares.

Except as described in this Schedule 13D, as amended, to the knowledge of any of the Reporting Persons, no other transactions in the Common Stock were effected by any of the Reporting Persons or any of the entities or persons named in Item 2 hereto during the 60 days prior to the date of this Amendment No. 6.

(d) Except as set forth in this Schedule 13D, as amended, to the knowledge of the Reporting Person, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D, as amended.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph to the end of Item 6:

As disclosed in the Schedule 13D, 734 Investors entered into a margin loan agreement with Rabo AgriFinance, Inc., as lender, on the terms described therein (the “Credit Agreement”). The Credit Agreement was subsequently amended through a series of amendments to reduce the overall commitment to $20 million, change the interest rate to the one-month LIBOR rate plus 2.5%, and extend the maturity date to November 1, 2019, among other amendments. Any description of the Credit Agreement and the margin loan obtained pursuant to the Credit Agreement is qualified in its entirety by reference to the full Credit Agreement, as amended, which is incorporated hereto by reference to such Credit Agreement as previously filed with the Schedule 13D, and the amendments thereto as attached as Exhibits 5, 6, 7, and 8 to this Amendment No. 6.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 – Agreement pursuant to Rule 13d-1(k)

Exhibit 2 – Nonqualified Option Agreement dated December 31, 2016 by and between Alico, Inc. and George R. Brokaw.

Exhibit 3 – Nonqualified Option Agreement dated December 31, 2016 by and between Alico, Inc. and Remy W. Trafelet.

Exhibit 4 – Nonqualified Option Agreement dated September 7, 2018 by and between Alico, Inc. and Remy W. Trafelet.

Exhibit 5 – First Amendment to Credit Agreement by and between 734 Investors, LLC and Rabo AgriFinance, Inc., dated as of July 18, 2014.

Exhibit 6 – Second Amendment to Credit Agreement by and between 734 Investors, LLC and Rabo AgriFinance, Inc., dated as of June 8, 2015.

Exhibit 7 – Third Amendment to Credit Agreement by and between 734 Investors, LLC and Rabo AgriFinance, Inc., dated as of August 29, 2017.

Exhibit 8 – Fourth Amendment to Credit Agreement by and between 734 Investors, LLC and Rabo AgriFinance, Inc., dated as of June 7, 2018.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2018

734 INVESTORS, LLC

By:	734 Agriculture, LLC, its managing member

By: /s/ Remy W. Trafelet
Remy W. Trafelet, Manager

734 AGRICULTURE, LLC

By:	/s/ Remy W. Trafelet
Remy W. Trafelet, Manager

REMY W. TRAFELET, individually

/s/ Remy W. Trafelet

GEORGE R. BROKAW, individually

/s/ George R. Brokaw